U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Kamehameha Activities Association ("KAA")
     567 South King Street
     Honolulu, HI 96813

     Estate of Bernice Pauahi Bishop ("Bishop Estate")
     567 South King Street
     Honolulu, HI 96813
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     The Goldman Sachs Group, Inc. (NYSE: GS) ("GS, Inc.")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     5/2001

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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------                 or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    Code      V   Amount         (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock, par value $.01 per      5/1/2001      S(2)          4,032,513       D   $91.00(2)  5,455,197      D (as     I (as to
share ("Common Stock")(1)                                                                                       to all    beneficial
                                                                                                                shares    ownership
                                                                                                                held by   of all
                                                                                                                KAA)      shares in
                                                                                                                          respect
                                                                                                                          of the
                                                                                                                          Bishop
                                                                                                                          Estate)
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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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
Explanation of Responses:

(1) Pursuant to the Voting Agreement dated as of April 30, 1999 (the "Voting Agreement"), among KAA (which is wholly owned by the Bishop Estate), the Trustees of the Bishop Estate and GS, Inc., each of KAA and the Bishop Estate may be deemed to be the beneficial owner of the shares of Common Stock held by the managing directors of GS, Inc. Under the terms of the Voting Agreement, KAA and the Bishop Estate have agreed to vote the shares they beneficially own in the same manner as the majority of shares of Common Stock held by the managing directors of GS, Inc. These managing directors of GS, Inc. are also a party to a Shareholders' Agreement dated May 7, 1999 (the "Shareholders' Agreement") in respect of the shares of Common Stock which they beneficially own, to which neither KAA nor the Bishop Estate is a party. SMBC Capital Markets, Inc. (formerly known as Sumitomo Bank Capital Markets, Inc.) ("SMBC") and Sumitomo Mitsui Banking Corporation (formerly known as The Sumitomo Bank, Limited) ("Sumitomo") are also parties to a Voting Agreement dated as of April 30, 1999 (the "SMBC Voting Agreement") among SMBC, Sumitomo and GS, Inc., under which SMBC and Sumitomo may be deemed to have shared voting power with the managing directors of GS, Inc. for the shares of Common Stock which they beneficially own which are subject to the SMBC Voting Agreement. Accordingly, pursuant to the Voting Agreement, the Shareholders' Agreement and the SMBC Voting Agreement, KAA and the Bishop Estate may be deemed to have acquired shared voting power with respect to the Common Stock of GS, Inc. subject to these agreements; however, KAA and the Bishop Estate disclaim beneficial ownership of shared voting power with respect to the Common Stock of GS, Inc. subject to the Shareholders' Agreement or the SMBC Voting Agreement.

(2) On May 1, 2001, KAA sold 4,032,513 shares of Common Stock pursuant to an Underwriting Agreement date April 26, 2001 with Goldman, Sachs & Co. and GS, Inc., and received $361,454,302.76 in proceeds (after an underwriting discount and before offering expenses). The Common Stock was offered to the public at $91.00 per share pursuant to a prospectus dated April 26, 2001 made part of the Registration Statement on Form S-3 filed by GS, Inc. (File No. 333-59260).


     /s/ Wallace G.K. Chin                                       5/8/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Wallace G. K. Chin -- President
   (On behalf of Kamehameha Activities Association)

     /s/ Eric Yeaman                                             5/8/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Eric Yeaman -- Chief Financial Officer
   (On behalf of Estate of Bernice Pauahi Bishop)


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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